UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Section 13(a)-16 or 15(d)-16
of the Securities Exchange Act of 1934

For the month of August 2022

Commission File Number: 001-38866

TUFIN SOFTWARE TECHNOLOGIES LTD.
(Translation of registrant’s name into English)

Tufin Software Technologies Ltd.

5 HaShalom Road, ToHa Tower
Tel Aviv 6789205, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐     No ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐     No ☐

EXPLANATORY NOTE

On August 25, 2022, Tufin Software Technologies Ltd., a company organized under the laws of the State of Israel (the “Company”), Talon MidCo 3 Limited, a private company incorporated in England and Wales with company registration number 14006063 (“Parent”), and Talon Merger Sub Ltd., a company organized under the laws of the State of Israel and a wholly owned subsidiary of Parent (“Merger Sub”), consummated the previously reported acquisition of the Company by Parent pursuant to that certain Agreement and Plan of Merger, dated as of April 5, 2022 (the “Merger Agreement”), by and among the Company, Parent and Merger Sub. Upon the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub was merged with and into the Company, with the Company continuing as the surviving company and a wholly owned subsidiary of Parent (the “Merger”). The Merger Agreement, and the transactions contemplated thereby, including the Merger, was described in the proxy statement, dated May 13, 2022, distributed by the Company to its shareholders and attached as Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K that was furnished to the United States Securities and Exchange Commission (the “SEC”) on May 13, 2022.

At the effective time of the Merger (the “Effective Time”), (i) each of the Company’s ordinary shares, par value NIS 0.015 per share (the “Ordinary Shares”), that was issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”) (other than Ordinary Shares held as treasury stock of the Company or owned by Parent, Merger Sub or any direct or indirect wholly owned subsidiary of Parent or Merger Sub, in each case as of immediately prior to the Effective Time (the “Owned Company Shares”)) was canceled and converted into the right to receive US$13.00 per Ordinary Share in cash, without interest and less any applicable withholding taxes (the “Merger Consideration”) and (ii) such Owned Company Shares were canceled and extinguished without any conversion or consideration paid in respect thereof. Shareholders who possess certificates representing the Ordinary Shares or hold their Ordinary Shares in book-entry form on the books and records of the Company’s transfer agent will receive a letter of transmittal with detailed instructions, along with other forms, from the appointed paying agent, American Stock Transfer & Trust Company, regarding the surrender of their certificates or the transfer of the book-entry interests in exchange for the Merger Consideration. For shareholders whose Ordinary Shares are held in “street name” through a broker, bank or other nominee, the broker, bank or other nominee will handle the exchange of shares for such shareholders and will provide them with any relevant instructions to effect the exchange.

On August 25, 2022, the Company issued a press release announcing the consummation of the Merger. A copy of the press release is attached to this Report of Foreign Private Issuer on Form 6-K as Exhibit 99.1.

On August 25, 2022, the Company notified the New York Stock Exchange (“NYSE”) of the consummation of the Merger, and requested that the quotations and trading in the Ordinary Shares on NYSE be halted prior to market open on August 25, 2022 and suspended as of close of business on August 25, 2022. In addition, the Company has requested that NYSE file a notification of removal from listing on Form 25 with the SEC to delist the Ordinary Shares from NYSE. The Company expects to terminate the registration of its Ordinary Shares under the Securities Exchange Act of 1934, as amended, and cease to report to the SEC, approximately 10 days following the filing of the Form 25.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

TUFIN SOFTWARE TECHNOLOGIES LTD.

By:	/s/ Reuven Kitov
Name:	Reuven Kitov
Title:	CEO & Chairman of the Board of Directors

Date: August 25, 2022

EXHIBIT INDEX

Exhibit	Description

99.1	Press release, dated August 25, 2022, titled “Turn/River Capital Completes Acquisition of Tufin.”